==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.        )*

                       Fidelity Advisor Korea Fund, Inc.
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   31580410
- ------------------------------------------------------------------------------
                                (CUSIP Number)

              Pierre de Saint Phalle, Esq., Davis Polk & Wardwell
   450 Lexington Avenue, New York, New York 10017, Tel. No.: (212) 450-4525
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 28, 1996
- ------------------------------------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following [   ].

     Check the following box if a fee is being paid with this statement: [X]. (A fee is not require only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of he class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for ant subsequent amendment containing information which alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act f 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 31580410          |             | Page    2   of    12   Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |Gartmore Investment Limited                                         |
|    |IRS Identification No.: None - Foreign Company                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | Not applicable                                                     |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | United Kingdom                                                     |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 250,000                                       |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 0                                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 250,000                                       |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |                                               |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 250,000                                                            |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 5.7%                                                               |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    | IA                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 31580410          |             | Page    3   of    12   Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |English & Scottish Investors plc                                    |
|    |IRS Identification No.: None - Foreign Company                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | PF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | England                                                            |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 250,000                                       |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 0                                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 250,000                                       |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |                                               |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 250,000                                                            |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 5.7%                                                               |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    | IV                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

Item 1.   Security and Issuer.
          -------------------

          This statement relates to shares of Common Stock, (the "Common Stock"), of Fidelity Advisor Korea Fund, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 82 Devonshire Street, Boston, Massachusetts 02109.

Item 2.   Identity and Background.
          -----------------------

          This statement is being filed by Gartmore Investment Limited ("GIL") and English & Scottish Investors plc ("E&S"). GIL and E&S are hereinafter sometimes called the "Reporting Persons". The shares covered by this Schedule 13D are beneficially owned by E&S; GIL acts as investment adviser to E&S.

          (i) GIL. GIL is organized under the laws of England. Its principal place of business is located at Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England. GIL is an investment advisor, which, together with its subsidiaries, provides investment advice and management services to certain non-U.S. investment funds and trusts.

          The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of GIL are as follows:

          Roger Bartley, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Michael John Bishop, Director; address: c/o GIL, Gartmore
House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Andrew Jonathan Brown, Director; address: c/o GIL, Gartmore
House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Andrew Fleming, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Nicholas Henderson, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Helen Marsden, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Lewis John McNaught, Director; address: c/o GIL, Gartmore
House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Paul Myners, Chairman; address: c/o GIL, Gartmore House, P.O.
Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Sally Tennant, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          David Walter Watts, Director; address: c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          Thomas Jeremy Willoughby, Secretary and Director; address: c/o
GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

          GIL declares that the filing of this statement shall not be construed as our admission that GIL is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

          (ii) E&S. E&S is a unit trust organized as a corporation under the laws of England. Its principal place of business is Gartmore House, 16-18 Monument Street, London EC3R 8QQ England.

          The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of E&S are as follows:

          Peter N. Buckley; address: 6 Albert Place, London W8 5PD England; principal occupation: company director; citizenship: British.

          The Honorable George Edward Adeane; address: B4 Albany,
Piccadilly, London W1V 9RE England; principal occupation: company director; citizenship: British.

          Roderick D. Kent; address: Wolverton Cottage, Wolverton, Basingstoke, Hampshire RG26 5SX, England; principal occupation: company director; citizenship: British.

          Paul Myners; address: 16 Walton Street, London SW3 1RE,
England; principal occupation: chairman, GIL; citizenship: British.

          The Right Honorable Lord George Merrick; address: The Manor House, Great Durnford, Salisbury, Wiltshire SP4 6BB, England; principal occupation: company director; citizenship: British.

          Michael Gerald Wyatt; address: Pippin Park, Lidgate, Newmarket, Suffolk CB8 9PP England; principal occupation: company director; citizenship:
British.

          GIL declares that the filing of this statement shall not be construed as our admission that GIL is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

          (iii) During the last five years, neither GIL, nor to its knowledge, any of the persons listed on Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          E&S purchased 250,000 shares of Common Stock (the "Shares") at $11.25--12.125 per Share at a cost of $2,926,571.85.

          E&S purchased the Shares for cash. All funds used by E&S were its own funds, and no part of the purchase price was represented by borrowed funds.

Item 4.   Purpose of Transaction.
          ----------------------

          The Shares were acquired for investment purposes only. The Reporting Persons may continue to make purchases for investment purposes in the future if they deem it appropriate; however, they do not currently have any plans to make any additional purchases.

          Neither the Reporting Persons nor any person named in Item 2 of this statement has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Schedule 13D Item 4.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          There is set forth below a listing of all shares owned by the Reporting Person and, in each case, the nature of their beneficial ownership:

                      E&S       250,000 Shares (5.7%)

          The Shares may be deemed beneficially owned by both E&S and GIL, although GIL disclaims such beneficial ownership. GIL has the sole power to vote and to dispose of Shares owned by E&S.

          E&S bought 25,000 Shares at $11.875 each ($298,875) on April 23, 1996, 15,000 Shares at $12.125 each ($12,205) on May 6, 1996, 25,000 Shares at $12.125 each ($305,125) on May 8, 1996, 12,000 Shares at $12.125 each
($146,460) on May 9, 1996, 12,000 Shares at $12.125 each ($146,460) on May
14, 1996, 40,000 Shares at $11.75 each ($472,000) on May 28, 1996 and
10,000 Shares at $11.75 each ($118,000) on May 29, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------------

          To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.


                                SIGNATURES


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                September 27, 1996

Signature:           English & Scottish Investors plc


                           /s/ Kenneth H. Chase
                     By:_________________________
Name/Title:                Kenneth H. Chase
                           Attorney-in-Fact

                                SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                September 27, 1996

Signature:           Gartmore Investment Limited


                         /s/ Kenneth H. Chase
                     By:_________________________
Name/Title:                Kenneth H. Chase
                           Attorney-in-Fact



                             POWER OF ATTORNEY


     KNOW ALL THESE MEN BY THESE PRESENT:


     The undersigned officers of English and Scottish Investors plc. (the "Company"), on behalf of the Company, do hereby make, constitute and appoint Pierre de Saint Phalle whom failing, Gary L. Granik, whom failing, Kenneth H. Chase each of the law firm of Davis Polk & Wardwell, 450 Lexington Avenue, New York NY 10017 as attorney-in-fact of the Company to execute and file for it and on its behalf statements on Schedule 13D,
Schedule 13G, Form 3, Form 4 and Form 5, and reports on Form 13F, as required by the Securities Exchange Act of 1934 in relation to investments of the Company and granting unto the said attorney-in-fact full power and authority to do and perform each and the every act and thing requisite and necessary to be done in and in connection with the same, as fully to all intents and purposes as it might or could do in person, hereby confirming and ratifying all actions that the said attorney-in-fact and his agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS, the seal of the Company is hereunto affixed to this Power of Attorney on this 26th day of September, 1996.



                                        /s/  P.N. Buckley
                                      ------------------------------
                                      Name:  P.N. Buckley
                                      Title: Chairman of the Board

                                        /s/  Ian Beveridge
                                      ------------------------------
                                      Name:  Ian Beveridge
                                      Title: For and on behalf of
                                             Gartmore Investment Ltd.